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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPECTRUM PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
84763A 10 8
(CUSIP Number)
Rajesh C. Shrotriya
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618
(949) 788-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84763A 10 8

1	NAMES OF REPORTING PERSONS Rajesh C. Shrotriya

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,196,359

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		225,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,196,359

WITH	10	SHARED DISPOSITIVE POWER

		225,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,421,359

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.72%[1]

14	TYPE OF REPORTING PERSON

	IN
1 The percentage owned is based on 32,348,958 shares of common stock outstanding as of February 13, 2009.

CUSIP No.	84763A 10 8
EXPLANATORY NOTE: Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”) on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder. Due to recent grants of equity-based compensation, Dr, Shrotriya’s beneficial ownership increased by more than one per cent of the class of Common Stock, thereby requiring the filing of this statement on Schedule 13D with the SEC pursuant to Section 13(d) of the Act and Rule 13d-1 thereunder.
Item 1. Security and Issuer
This Schedule 13D (the “Statement”) relates to the Common Stock of the Company that is beneficially owned by Dr. Shrotriya. The Company’s principal executive offices are located at 157 Technology Drive, Irvine, CA 92618.
Item 2. Identity and Background
(a)	Rajesh C. Shrotriya

(b)	Dr. Shrotriya’s business address is 157 Technology Drive, Irvine, CA 92618.

(c)	Dr. Shrotriya is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 157 Technology Drive, Irvine, CA 92618.

(d)	During the last five years, Dr. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Shrotriya is a citizen of the United States of America.

CUSIP No.	84763A 10 8
Item 3. Source and Amount of Funds or Other Consideration
Dr. Shrotriya beneficially owns 3,421,359 shares of Common Stock (the “Shares”), of which, (a) 148,920 Shares were purchased by Dr. Shrotriya though open market purchases and the exercise of stock options, in each case with his personal funds; (b) 420,000 Shares were acquired upon the grant of restricted stock, subject to future vesting, as compensation, in each case, granted by the Company to Dr. Shrotriya without the expenditure of his personal funds, except for payment of taxes upon the vesting of such restricted stock; (c) 17,339 Shares were acquired through 401(k) matching contributions made by the Company in Shares; and (d) 2,835,100 Shares reported as beneficially owned in this Schedule 13D represent shares that Dr. Shrotriya has the right to acquire within 60 days through the exercise of the currently vested portions of stock options granted to him by the Company, for which no funds have yet been expended by Dr. Shrotriya.
Item 4. Purpose of Transaction
Dr. Shrotriya owns securities of the Company for investment and compensatory purposes.
Other than any shares or other securities of the Company that Dr. Shrotriya may receive as compensation from the Company, Dr. Shrotriya does not presently have any definitive plan that relates to or would result in any of the items listed under (A) — (J) of this item. In his capacity as Chairman of the Board of Directors, Chief Executive Officer and President of the Company Dr. Shrotriya has an active role in the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) — (J) of this item.
Item 5. Interest in Securities of the Issue
(a) As of February 13, 2009, Dr. Shrotriya beneficially owns an aggregate of 3,421,359 Shares, representing an aggregate of 9.72% of the outstanding shares of Common Stock.
(b) Dr. Shrotriya has shared voting and dispositive power over 225,000 of the Shares with his wife, Chitra Shrotriya, whose identifying information is provided below:
Chitra Shrotriya
Mrs. Shrotriya’s business address is 157 Technology Drive, Irvine, CA 92618.
Mrs. Shrotriya is the wife of Dr. Shrotriya, who is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 157 Technology Drive, Irvine, CA 92618.
During the last five years, Mrs. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, Mrs. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mrs. Shrotriya is a citizen of the United States of America.

CUSIP No.	84763A 10 8
(c) Transactions by Dr. Shrotriya that were effected during the past 60 days are as follows:
On January 16, 2009, the Company’s Compensation Committee awarded Dr. Shrotriya a stock option to purchase up to 350,000 shares of the Company’s common stock at an exercise price of $1.47 per share. 25% of the stock option vested on January 16, 2009; the remaining shares vest in equal increments every twelve months on the anniversary date of the grant over three years.
(d) — (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to Be Filed as Exhibits
Not Applicable.

CUSIP No.	84763A 10 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

/s/ Rajesh C. Shrotriya
Rajesh C. Shrotriya